Exhibit 99.2

CONSENT of AUTHOR

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Superintendent of Securities (Prince Edward Island)

Superintendent of Securities (Newfoundland and Labrador)

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

I, Nathan Eric Fier, P.Eng, consent to the public filing of the technical report titled “Update to Santa Elena Pre-Feasibility Study, Sonora, Mexico” effective December 31, 2014 and dated March 31, 2015 (the “Technical Report”) by SilverCrest Mines Inc.

I also consent to any extracts from or a summary of the Technical Report in the Annual Information Form dated March 31, 2015, the Annual Report in 40-F dated March 31, 2015 and the News Release dated March 31, 2015 of SilverCrest Mines Inc. (collectively the “Disclosure Documents”).

I certify that I have read the Disclosure Documents being filed by SilverCrest Mines Inc. and that they fairly and accurately represent the information in the sections of the Technical Report for which I am responsible.

Dated this 31st day of March, 2015.

“Nathan Eric Fier” (signed and sealed)

_________________________________________

Nathan Eric Fier, CPG, P. Eng

Chief Operating Officer of SilverCrest Mines Inc.